

November 30, 2021

Bruce McClelland
President and Chief Executive Officer
Ribbon Communications Inc.
6500 Chase Oaks Boulevard
Suite 100
Plano, Texas 75023

> **Re: Ribbon Communications Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-38267**

Dear Mr. McClelland:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Statements of Operations, page 62

1. We note that you offer Software-as-a-Service ("SaaS") subscriptions. Please tell us the amount of revenue recognized from SaaS subscriptions for the periods presented and in which line item they are reflected in your Statements of Operations. Refer to Rule 5-03(b) of Regulation S-X.

2. We note that cost of revenue excludes the amortization of acquired intangibles and that you present gross profit which excludes these expenses. Please tell us how your presentation complies with SAB Topic 11.B. In this regard, if you do not allocate this amortization to cost of revenue, you should remove the gross profit subtotal from your statements of operations and re-label the cost of revenue line item to indicate that it excludes amortization.

Note 18. Operating Segment Information, page 100

3.   We note that you present segment adjusted gross profit and segment adjusted EBITDA as segment measures of profit or loss used to assess segment performance. If the CODM uses more than one measure of a segment's profit or loss, the reported (single) measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-22 and -28. Please tell us your consideration of disclosing only one measure of segment profit or loss.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine Dietz, Senior Staff Accountant at 202-551-3408 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology